SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2001

                                AT&T Canada Inc.
                 (Translation of registrant's name into English)

                                   Suite 1600
                           200 Wellington Street West
                                Toronto, Ontario
                                 Canada M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes   |_|                          No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Attention Business Editors:
For Immediate Distribution:



             AT&T Canada Prices US$500 Million Senior Note Issuance


Toronto (March 23, 2001) -- AT&T Canada Inc. (TSE: TEL.B and NASDAQ: ATTC), Canada's largest facilities-based competitive provider of local and long distance voice, data and Internet solutions services, today priced a US$500 million five year Senior Notes offering in a U.S. private placement offering with registration rights.

The note issue, which is expected to close March 30, 2001, will be accomplished upon registration through the re-opening of the 7.65 percent Senior Notes offering, that matures September 15, 2006.

"In these times of volatile capital markets, access to capital is a competitive advantage," said David Lazzarato, Executive Vice-President and Chief Financial Officer, AT&T Canada. "We are very pleased with the confidence the capital markets have shown in AT&T Canada in providing this cost-effective capital confirming our strong funding position."

"The proceeds from this offering, together with the $400 million of liquidity we had on hand at the end of last year, gives us $1.2 billion to be used towards the funding of our capital and operating needs."

Such securities are not registered under the Securities Act, are not being distributed pursuant to a prospectus in Canada, and may not be offered or sold in the United States or Canada absent registration or qualification for distribution by prospectus, as the case may be, or an applicable exemption there from.

Bear Stearns and J.P. Morgan served as joint book running managers on the transaction.


About AT&T Canada:
AT&T Canada is the country's largest competitive national broadband business services provider and competitive local exchange carrier and a leading provider of Internet and E-Business services. With over 18,500 route kilometres of local and long haul broadband fiber optic network and world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate and compete locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.


Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.


For additional information, please contact:
Media:                                             Investors and Analysts:
Ian Dale                                           Brock Robertson
(416) 345-2227                                     (416) 345-3125
ian.dale@attcanada.com                             brock.robertson@attcanada.com

May Chiarot                                        Dan Coombes
(416) 345-2342                                     (416) 345-2326
may.chiarot@attcanada.com                          dan.coombes@attcanada.com
                                                   -------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AT&T CANADA INC.
                              (Registrant)



Date:  March 26, 2001         By: /s/ Scott Ewart
                                 -----------------------------------------------
                                 Name:   Scott Ewart
                                 Title:  Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer